Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Meta Materials Inc.

We consent to the use of our report dated August 12, 2021 on the consolidated financial statements of Metamaterial Inc. (the “Entity”) which comprise the consolidated balance sheets as of December 31, 2020 and December 31, 2019, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively the “consolidated financial statements”), which report is incorporated by reference in the Registration Statement on Form S-8 dated August 25, 2021, of Meta Materials Inc.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
August 25, 2021
Vaughan, Canada